Mail Stop 3561

August 3, 2009

Gregory T. Stevens, Esq.
Executive Vice President, General Counsel and Secretary
Emdeon Inc.
3055 Lebanon Pike, Suite 1000
Nashville, TN 37214

> **Re: Emdeon Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 28, 2009**
> **File No. 333-153451**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note that the registration statement covers the resale of Class A common shares that are being offered by officers, directors and major shareholders. Given the nature and size of the transaction, it appears that these selling stockholders may be underwriters within the meaning of Section 2(a)(11) of the Securities Act. Please revise your disclosure or advise.

Selected Financial Data, page 56

2. Please continue the vertical black line all the way through your statement of operations.

Management's Discussion and Analysis, page 57

3. Please expand your disclosure on page 58 and page 5 to clarify that consideration also included the issuance of 1,850,000 EBS units.

Notes to Consolidated Financial Statements, page F-7

4. We reissue a portion of comment five from our letter dated July 28, 2009. Paragraph 68(f) of SFAS141R requires disclosure of the acquisition-date fair value of the total consideration transferred. Please revise as previously requested to disclose the total acquisition-date fair value or consistent with paragraph 70 of SFAS 141R describe the disclosure required and the reason why you can not disclose the total acquisition-date fair value. That is, disclose why you can not disclose the fair value of the units of EBS Master issued to members of eRx.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 with any questions regarding the comments on financial statements and related matters. You may contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP